June 09, 2010

By Overnight Delivery and Facsimile

William H. Demarest IV
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:          Vestin Realty Mortgage I, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 19, 2010
File No. 000-51964

Dear Mr. Demarest:

On behalf of Vestin Realty Mortgage I, Inc., (the Company), we are responding to comments received from the Commission (the “Staff”) by letter dated May 26, 2010.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment 1:  Capital and Liquidity, page 40

We note that your accounts payable and accrued liabilities have increased significantly year over year, and continued to trend upward in the first quarter of 2010. Please address this trend in the context of your financial condition and any possible impact on your liquidity. Refer to Item 303(A) of Regulation S-K. Please provide us with the disclosure you intend to include in future filings.

In response to your comment, please note that from December 31, 2006 to September 30, 2009, our accounts payable and accrued liabilities have ranged from $233,000 to $613,000, with the highest point during that period being September 30, 2007.  During the fourth quarter of 2009, our accounts payable and accrued liabilities increased dramatically as a result of the breach of contract class action lawsuit in San Diego going to trial in December 2009 and the increased legal fees associated with the trial.

In future filings, we would include disclosure substantially as follows:

“During the fourth quarter of 2009, our accounts payable and accrued liabilities increased dramatically as a result of the incurrence of substantial legal fees.  These fees were incurred in connection with the breach of contract action filed against us in San Diego Superior Court relating to the REIT conversion.  The San Diego case was tried in December 2009 and judgment was subsequently entered in our favor.  We are also defendants in a civil action in Clark County, Nevada relating to the REIT conversion.  The trial in the Nevada case is scheduled to begin on September 6, 2010.  The defense of this case may result in our accounts payable and accrued liabilities remaining at an elevated level throughout 2010
.
During the quarterly periods ended March 31, 2010 and June 30, 2010, we recognized, subject to a reservation of rights, payments of approximately $62,000 and $244,000, respectively, from our Directors and Officers insurance carrier in respect of legal fees incurred in the defense of the foregoing legal actions.  As of June 30, 2010, reimbursements from our Directors and Officers insurance carrier totaled approximately $1.4 million.  No assurance can be made regarding future reimbursement of legal fees.

Comment 2:  Report of Independent Registered Public Accounting Firm, page 50

Please amend your report to remove the opinion regarding the registrant's internal control over financial reporting for the previous fiscal year. If an audit was performed on the registrant's internal control over financial reporting for the most recent fiscal year, please include your opinion related to that audit, which should be dated the same as your opinion on the audit of the registrant's consolidated financial statements. Refer to AS 5.

As requested, we will file an amended 10-K for the year ended December 31, 2009, removing the opinion regarding the registrant’s internal controls over financial reporting for the previous fiscal year.  See the amended report below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of Vestin Realty Mortgage I, Inc.

We have audited the accompanying consolidated balance sheets of Vestin Realty Mortgage I, Inc., (“the Company”) as of December 31, 2009 and 2008 and related consolidated statements of operations, equity and other comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009.  Our audits also included the financial statement schedules listed in the Index at Item 15.  These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vestin Realty Mortgage I, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

/s/ Frazer Frost, LLP (Successor entity of Moore Stephens Wurth Frazer and Torbet, LLP.  See Form 8-K filed on January 7, 2010.)

Brea, California
March 19, 2010

Comments 3:  Charge-offs for Confirmed Losses

In future filings, please describe how charge-offs for confirmed losses affect the coverage ratio (total allowance for loan losses / total non-performing loans). For example, consider disclosing and providing analysis regarding:

•	the ratio of non-performing loans for which the full loss has been charged off to total loans
•	the ratio of non-performing loans for which the full loss has been charged off to total non-performing loans
•	the charge off rate for non-performing loans for which the full loss has been charged off
•	the coverage ratio, net of non- performing loans for which the fun loss has been charged off
•	the ratio of the total allowance to total loans less non- performing loans for which the full loss has been charged off, and
•	the ratio of the allowance for individually impaired loans to total loans that are individually impaired.

In response to the Staff’s comments, in future filings we will describe how charge-offs for confirmed losses affected the coverage ratio (total allowance for loan losses / total non-performing loans).  We will consider disclosing the suggested ratios and provide analysis, as appropriate.

Comment 4:  Troubled Debt Restructuring

Based upon the amount of non-performing and past due loans and loans that are in the process of being extended, it appears that some of your investments may have undergone a troubled debt restructuring.  Please quantify and disclose the amount of real estate loans on your balance sheet that have been modified pursuant to a troubled debt restructuring.  Please also consider disclosing:

•	TDRs quantified by loan type, classified separately as performing and non-performing
•	Your policy regarding how many payments the borrower must make on the restructuring loans before returning the loan to accrual status
•
Quantification of the types of concessions made, such as reduction in interest rate, payment extension, forgiveness of principal, forbearance or other actions, and your success with each type of action, and

•
If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements.  For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether a portion reflection the amount attributable to the passage of time is recorded as interest income.  To the extent that part of the amount is reflected within interest income, the amount of the interest income recognized should be disclosed.  Refer to ASC 310-10-45.

As requested, below is the information regarding our real estate loans on our balance sheet that have undergone a troubled debt restructuring as defined in FASC 310-40-20.  Conforming disclosures will be included in future filings.

As of December 31, 2009 and 2008, we had five and three loans, respectively, totaling approximately $2.4 million and $5.8 million, respectively, that met the definition of Troubled Debt Restructuring (“TDR”).  When the Company modifies the terms of an existing loan that is considered a TDR, it is considered performing as long as it is in compliance with the modified terms of the loan agreement.  If the modification calls for deferred interest, it is recorded as interest income as cash is collected.  Impairment on these loans is generally determined by the less of the value of the underlying collateral or the present value of expected future cash flows.  The following is a breakdown of our TDR loans that were considered performing and non-performing loans as of December 31, 2009 and 2008:

As of December 31, 2009
	Total		Performing		Non-Performing
Loan Type	Number of Loans	Fund Balance	Number of Loans	Fund Balance	Number of Loans	Fund Balance

Commercial	3	$2,105,000	2	$1,105,000	1	$1,000,000
Construction	2	330,000	2	330,000	--	--
Land	--	--	--	--	--	--
Total	5	$2,435,000	4	$1,435,000	1	$1,000,000

As of December 31, 2008
	Total		Performing		Non-Performing
Loan Type	Number of Loans	Fund Balance	Number of Loans	Fund Balance	Number of Loans	Fund Balance

Commercial	1	$2,300,000	--	$--	1	$2,300,000
Construction	--	--	--	--	--	--
Land	2	3,486,000	--	--	2	3,486,000
Total	3	$5,786,000	--	$--	3	$5,786,000

•
Commercial – As of December 31, 2009, three of our 14 Commercial loans were modified pursuant to TDR.  These loans were second deeds of trust and two of the three loans were considered performing prior to their restructuring.  The two performing loans had their interest rates reduced.  One loan’s interest rate was reduced from 15% payable monthly to 8% accrued and payable at maturity, which was extended from April 30, 2010 to December 31, 2011.  As a result of this reduction in interest rate we recorded an impairment of $150,000, as an allowance for loan loss, based on the reduction of the present value of future cash flows.  The other loan’s interest rate was reduced from 10.5% payable monthly to 8% of which 3% is payable monthly and 5% is accrued and payable at maturity.  The remaining non-performing loan had its maturity date extended, for a fee of 2.0% to be paid at maturity to our manager, from September 30, 2009 to December 17, 2009, then extended again to March 17, 2010 and June 12, 2010.  This loan remains non-performing.

As of December 31, 2008, one of our 15 Commercial loans was modified pursuant to TDR.  During August 2008, this performing loan’s interest rate was modified from 10.5% payable monthly to 12.0%, with 6.0% payable monthly and 6.0% accrued and payable at maturity.  In addition, this loan’s maturity date was extended from July 12, 2008 to February 12, 2009.  The borrower failed to make their August 2008 payment and the loan was classified as non-performing.  On January 7, 2009, the main principal and guarantor of the loan filed for bankruptcy protection.  On March 9, 2009, the United States District Court for the District of Oregon entered its Order Granting Preliminary Injunction and Appointing Receiver, which has the effect of enjoining us from proceeding with our foreclosure.  On October 26, 2009, we sold this loan for approximately $0.7 million, which approximated our net book value of the loan, to an unrelated third party.

•
Construction – As of December 31, 2009, two of our three Construction loans were modified pursuant to TDR.  During July 2009, our manager negotiated with a guarantor of four of our performing loans.  As part of the negotiations, two of the loans were paid off for approximately the loan amount net of allowance for loan losses plus accrued interest and two 60-month promissory notes executed by the borrower and guaranteed by the main principal, totaling approximately $2.7 million, of which our portion was approximately $0.1 million.  In addition, our manager modified the remaining loans whereby interest payments are payable monthly at 3.0%, beginning July 2009, and accrued at 5.0% payable at the maturity of the loan.  Interest on these loans will be recorded as interest income when cash is collected.  The two remaining loans continue to perform as required by the loan modification.  As of December 31, 2008, none of our six Construction loans were modified pursuant to TDR.

•
Land – As of December 31, 2009, none of our two Land loans were modified pursuant to TDR.  As of December 31, 2008, two of our six Land loans were modified pursuant to TDR.  During June 2008, both of these loans became non-performing after the borrowers failed to pay off the loan balance at final maturity.  During June 2008, our manager entered into forbearance agreements with the borrowers of each loan in exchange for certain payments, which were received.  In October 2008 and June 2009 the borrowers filed for bankruptcy protection.  Our manager completed foreclosure proceeding in May 2009 and December 2009 on these loans and classified these loans as real estate held for sale.

Comment 5:  Item 9A. Controls and Procedures, page 87

Please amend your filing to include either the language required by Item 308T(a)(4) or, if applicable, Item 308(a)(4) of Regulation S-K.

As noted in Comment 2, we are going to amend the Report of Independent Registered Public Accounting Firm to remove the opinion regarding the registrant’s internal controls over financial reporting for the previous fiscal year.  In the amended 10K, we will move the information in Item 9A to Item 9A(T) and include the following language:

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

We hope the foregoing adequately address your comments.

Sincerely,

/s/ Michael V. Shustek
Michael V. Shustek
Chief Executive Officer
Vestin Realty Mortgage I, Inc.